EXHIBIT 12.1
REYNOLDS AMERICAN INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES/DEFICIENCY IN THE COVERAGE
OF
FIXED CHARGES BY EARNINGS BEFORE FIXED CHARGES
(Dollars in Millions)
(Unaudited)

	Nine Months
	Ended September 30,	Year Ended December 31,
	2005	2004	2003	2002	2001	2000
Earnings before fixed charges:
Income (loss) from continuing operations before income taxes	$1,199	$829	$(3,918)	$683	$892	$748
Add back (deduct): Loss (income) on equity investment	(8)	(9)	5	—	—	—

	1,191	820	(3,913)	683	892	748
Interest and debt expense	31	85	111	147	150	168
Interest portion of rental expense	10	12	12	15	14	15

Earnings (loss) before fixed charges	$1,232	$917	$(3,790)	$845	$1,056	$931

Fixed charges:
Interest and debt expense	$31	$85	$111	$147	$150	$168
Interest portion of rental expense	10	12	12	15	14	15

Total fixed charges	$41	$97	$123	$162	$164	$183

Ratio of earnings to fixed charges	30.0	9.5	—	5.2	6.4	5.1

Deficiency in the coverage of fixed charges by earnings before fixed charges	$—	$—	(3,913)	—	—	—